                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                  Oxford Tax Exempt Fund II Limited Partnership
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Beneficial Assignee Interests*
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69181P100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                            2000 South Colorado Blvd.
                             Denver, Colorado 80222
                                 (303) 757-8101
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                    Copy To:

                             Robert B. Robbins, Esq.
                                  Shaw Pittman
                                2300 N Street, NW
                             Washington, D.C. 20037
                                 (202) 663-8000

                                 --------------

*Includes associated Rights under the Oxford Tax Exempt Fund II Limited Partnership BAC Holder Rights Agreement, dated as of May 30, 1995.

                                  SCHEDULE 13D

CUSIP No. 69181P100

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         AIMCO Properties, L.P.
         84-1275621
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC, BK
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY               -----------------------------------------------------
OWNED BY
EACH
REPORTING                  8        SHARED VOTING POWER
PERSON
WITH                                684,705
                           -----------------------------------------------------

                           9        SOLE DISPOSITIVE POWER


                           -----------------------------------------------------


                           10       SHARED DISPOSITIVE POWER

                                    684,705
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         684,705
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.53%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 69181P100

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         AIMCO-GP, INC.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         Not Applicable
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY               -----------------------------------------------------
OWNED BY
EACH
REPORTING                  8        SHARED VOTING POWER
PERSON
WITH                                684,705
                           -----------------------------------------------------

                           9        SOLE DISPOSITIVE POWER


                           -----------------------------------------------------


                           10       SHARED DISPOSITIVE POWER

                                    684,705
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         684,705
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.53%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 69181P100

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Apartment Investment and Management Company
         84-129577
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         Not Applicable
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------

                           7        SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY               -----------------------------------------------------
OWNED BY
EACH
REPORTING                  8        SHARED VOTING POWER
PERSON
WITH                                684,705
                           -----------------------------------------------------

                           9        SOLE DISPOSITIVE POWER


                           -----------------------------------------------------


                           10       SHARED DISPOSITIVE POWER

                                    684,705
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         684,705

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.53%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

         This Amendment No. 1 amends and supplements the following Items of the
Schedule 13D of AIMCO Properties, L.P. (AIMCO OP), AIMCO-GP, Inc. and Apartment Investment and Management Company (AIMCO) filed on October 2, 2000 with the Securities and Exchange Commission with respect to the Beneficial Assignee Interests (BACs) of Oxford Tax Exempt Fund II Limited Partnership (OTEF). AIMCO OP, AIMCO-GP, Inc. and AIMCO are referred to below collectively as the "Reporting Persons."


Item 4.  PURPOSE OF TRANSACTION

         The information relating to Item 4 of this Schedule 13D is hereby restated as follows:

         AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." Based on apartment unit data compiled as of January 1, 1999, by the National Multi Housing Council, AIMCO believes that it is the largest owner and manager of multi-family apartment properties in the United States. As of September 30, 2000, AIMCO:

         - owned or controlled (consolidated) 137,419 units in 500 apartment properties;

         - held an equity interest in (unconsolidated) 132,909 units in 769 apartment properties; and

         - managed 63,458 units in 487 apartment properties for third-party owners and affiliates.

         On June 28, 2000, AIMCO and the principals of Oxford Realty Financial Group entered into definitive agreements to acquire all of the stock and other interests of the Oxford entities that were held by officers and directors of the Oxford entities, whom we refer to as the Oxford Principals, and not already owned by AIMCO. The purchase price was $328 million paid through a combination of cash and AIMCO common operating partnership units. In addition, AIMCO amended and re-issued previously outstanding warrants held by the Oxford Principals to purchase 500,000 shares of Class A Common Stock. AIMCO incurred approximately $25 million in transaction costs.

         The Oxford properties are 167 apartment communities including 36,949 units, located in 18 states. The Oxford properties include properties financed by mortgage revenue bonds held by OTEF. AIMCO, through an affiliate, has since 1997 managed 165 of the 167 Oxford properties. The properties are owned by 166 separate partnerships, subject to mortgage loans totaling approximately $1.4 billion, of which Oxford's pro rata share of the indebtedness is $555 million. The transaction, which we refer to as the Oxford acquisition, closed on September 20, 2000.

         In addition, as part of the Oxford acquisition, AIMCO OP acquired 99% of the economic interest in the managing general partner of OTEF and slightly more than one-half of the general partner interests in the non-managing general partner of OTEF. AIMCO also acquired an option to purchase 32,580 BACs that are issued and outstanding and held by the Oxford Principals, and options under OTEF's stock option plan to purchase 652,125 BACs. The option to purchase 32,580 BACs is exercisable at a price equal to the per BAC price paid by AIMCO in a subsequent purchase of OTEF, such as a merger, or 90% of the fully diluted book value per BAC reported by OTEF for the quarter immediately preceding the exercise of the option. AIMCO paid $8.00 for each of the options to acquire the 652,125 BACs issued under OTEF's stock option plan. These options have an exercise price of $23.88 per BAC. AIMCO also agreed to pay additional amounts for each of these options if it acquired OTEF for a price per BAC in excess of $31.88 at any time prior to September 20, 2003. As a result, AIMCO currently holds options to acquire approximately 8.53% of the BACs that would be outstanding were the options to be exercised.

         On September 20, 2000, the three Oxford Principals who were directors resigned from the board of directors of OTEF's managing general partner, and AIMCO appointed three of its executive officers to fill the vacancies. The two independent directors of OTEF's managing general partner continued to hold their positions. None of the officers or directors of OTEF's managing general partner prior to the Oxford acquisition, other than the two independent directors of the OTEF's managing general partner, are currently officers or directors of OTEF's managing general partner. Effective as of the closing of the acquisition agreement, the board of directors and executive officers of OTEF's managing general partner are those set forth on Annex I.

         The Reporting Persons believe that it is in the best interests of the Reporting Persons if OTEF is merged with a subsidiary of one of the Reporting Persons so that a Reporting Person will own substantially all of the economic interests in OTEF. As a result, AIMCO, AIMCO OP and AIMCO/OTEF, LLC, a wholly owned subsidiary of AIMCO OP, have entered into a merger agreement with OTEF pursuant to which AIMCO/OTEF,

LLC will be merger with and into OTEF, and OTEF will be the surviving entity. Under the terms of the merger agreement, AIMCO will acquire OTEF for $206 million, or $28.20 per BAC. The consideration will consist of $100 million of AIMCO Class P convertible cumulative preferred stock and $106 million in AIMCO Class A common stock. OTEF also announced that the board of directors of its managing general partner, Oxford Tax Exempt Fund II Corporation, will declare a special distribution of $50 million, or $6.21 per BAC, prior to the merger. The record and payment dates for the special distribution have not been set. The value of the special distribution and the merger consideration per OTEF BAC is approximately $34.41. It is expected that the merger will close in January 2001.

         Under the terms of the merger agreement, OTEF's BACs will be valued at $28.20. In the merger, each BAC will be converted into the right to receive
0.547 shares of AIMCO Class P preferred stock (valued at $25 per share), or $13.675 of Class P preferred stock per BAC, and the number of shares of AIMCO Class A common stock equal in value to $14.525, which is the difference between $28.20 and the value of the Class P preferred stock received. The value per share of AIMCO Class A common stock will be the average of the high and low reported sale prices of AIMCO Class A common stock on the New York Stock Exchange for the 20 trading days beginning on the third full trading day following the date of the first public announcement of the merger. However, in no case will a share of Class A common stock be valued in excess of $50 per share or less that $44 per share.

         The Class P preferred stock will have a $25 stated liquidation preference and a dividend rate of 9.0% per annum, payable quarterly, and will be convertible into Class A common stock at a conversion price of $56 per share. AIMCO may redeem the Class P preferred stock at any time the AIMCO Class A common stock closing price equals or exceeds $56 per share.


         If the merger is completed as currently contemplated, AIMCO OP will own all of the BACs. There will no longer be a public market for OTEF's BACs, the BACs will cease to be traded on the American Stock Exchange and OTEF will cease to be a reporting company. OTEF's independent real estate consultant, Marshall & Stevens, Incorporated, has rendered an opinion that the merger is fair to OTEF, the merger is fair, from a financial point of view, to the BAC holders and OTEF's associate general partner, OTEF's publicly reported book value per OTEF BAC for the quarter ended September 30, 2000 was fairly computed, and the fair market value of the Class P preferred stock is $25 per share. As a result, in accordance with OTEF's partnership agreement, BAC holders will not have the right to vote on the contemplated merger. In addition, the BAC holders do not have any appraisal rights.

         In addition, OTEF has determined to redeem all of its outstanding status quo BACs (SQBs), pursuant to its partnership agreement for $860.25 per SQB.

         There is no guarantee, however, that the contemplated merger will close. Although they have no present intention to do so, the Reporting Persons may acquire additional BACs or sell BACs if a merger is not completed. Any acquisition may be made through private purchases, through one or more future tender or exchange offers, a consolidation or any other means that is deemed advisable. The Reporting Persons could, alternatively, purchase the assets of OTEF or sell off all of the BACs they own to a third-party or affiliate.

         Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any action referred to in paragraphs (a) through
(j) of Item 4 of the form of Schedule 13D.



                                     *******

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:    November 30, 2000

                           AIMCO Properties, L.P.

                           By: AIMCO-GP, Inc.
                               General Partner


                           By:      /s/ Patrick J. Foye
                                    ------------------------------------------
                                    Name: Patrick J. Foye
                                    Title: Executive Vice President

                           AIMCO-GP, Inc.

                           By:      /s/ Patrick J. Foye
                                    ------------------------------------------
                                    Name: Patrick J. Foye
                                    Title: Executive Vice President

                           Apartment Investment
                           And Management Company

                           By:      /s/ Patrick J. Foye
                                    ------------------------------------------
                                    Name: Patrick J. Foye
                                    Title: Executive Vice President

                                                                         ANNEX I

                             OFFICERS AND DIRECTORS

         The names and positions of the executive officers of Apartment Investment and Management Company, AIMCO-GP, Inc and Oxford Tax Exempt Fund II Corporation, the managing general partner of OTEF are set forth below. The directors of AIMCO are also set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The directors of Oxford Tax Exempt Fund II Corporation are Terry Considine, Peter Kompaniez, Patrick J. Foye, Stephen P. Gavula, Jr. (a director since May 1997) and Scot B. Barker (a director since May
1997). Unless otherwise indicated, the business address of each executive officer and director is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


NAME                                          POSITION
----                                          --------

Terry Considine...............................Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez............................Vice Chairman, President and Director
Thomas W. Toomey..............................Chief Operating Officer
Harry G. Alcock...............................Executive Vice President and Chief Investment Officer
Joel F. Bonder................................Executive Vice President, General Counsel and Secretary
Patrick J. Foye...............................Executive Vice President
Lance J. Graber...............................Executive Vice President--Acquisitions
Steven D. Ira.................................Co-Founder and Executive Vice President
Paul J. McAuliffe.............................Executive Vice President and Chief Financial Officer
James N. Bailey...............................Director
Richard S. Ellwood............................Director
J. Landis Martin..............................Director
Thomas L. Rhodes..............................Director


NAME                                 PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                                 ---------------------------------------------

Terry Considine......................Mr. Considine has been Chairman of the Board of Directors and Chief Executive
                                     Officer of AIMCO since July 1994. Mr. Considine serves as Chairman of the
                                     Board of Directors of American Land Lease, Inc. (formerly Asset Investors
                                     Corporation and Commercial Assets, Inc.). Mr. Considine has been and remains involved as a principal in a variety of other business activities.

Peter K. Kompaniez...................Mr. Kompaniez has been Vice Chairman of the Board of Directors of AIMCO since
                                     July 1994 and was appointed President in July 1997. Mr. Kompaniez has also served as Chief Operating Officer of NHP Incorporated ("NHP"), which was acquired by AIMCO in December 1997. From 1986 to 1993, he served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), a United
                                     States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by AIMCO) and 3.1 million square feet of commercial real estate.

Thomas W. Toomey.....................Mr. Toomey served as Senior Vice President -- Finance and Administration of AIMCO
                                     from January 1996 to March 1997, when he was promoted to Executive Vice
                                     President -- Finance and Administration. Mr. Toomey served as Executive Vice
                                     President -- Finance and Administration until December 1999, when he was appointed Chief Operating Officer. From 1990 until 1995, Mr. Toomey served with Lincoln Property Company ("LPC") as Vice President/Senior Controller and
                                     Director of Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with
                                     Arthur Andersen & Co. where he served real estate and banking clients. Mr.
                                     Toomey received a B.S. in Business Administration/Finance from Oregon State
                                     University.

Harry G. Alcock......................Mr. Alcock served as a Vice President of AIMCO from July 1996 to October 1997, when he was promoted to Senior Vice President -- Acquisitions. Mr. Alcock
                                     served as Senior Vice President -- Acquisitions until October 1999, when he was promoted to Executive Vice President and Chief Investment Officer. Mr.
                                     Alcock has had responsibility for acquisition and financing activities of
                                     AIMCO since July 1994. From June 1992 until July 1994, Mr. Alcock served as
                                     Senior Financial Analyst for PDI and HFC. From 1988 to 1992, Mr. Alcock worked for Larwin Development Corp., a Los Angeles-based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisition and development. From 1987 to 1988, Mr. Alcock worked for Ford
                                     Aerospace Corp. He received his B.S. from San Jose State University.

Joel F. Bonder.......................Mr. Bonder was appointed Executive Vice President, General Counsel and Secretary
                                     of AIMCO effective December 1997. Prior to joining AIMCO, Mr. Bonder served as
                                     Senior Vice President and General Counsel of NHP from April 1994 until
                                     December 1997. Mr. Bonder served as Vice President and Deputy General Counsel of NHP from June 1991 to March 1994 and as Associate General Counsel of NHP
                                     Incorporated from 1986 to 1991. From 1983 to 1985, Mr. Bonder practiced with the Washington, D.C. law firm of Lane & Edson, P.C. and from 1979 to 1983 practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received a
                                     B.A. from the University of Rochester and a J.D. from Washington University
                                     School of Law.

Patrick J. Foye......................Mr. Foye was appointed Executive Vice President of AIMCO in May 1998.  He is
                                     responsible for acquisitions of partnership securities, consolidation of minority interests, and corporate and other acquisitions. Prior to joining
                                     AIMCO, Mr. Foye was a Merger and Acquisitions Partner in the law firm of
                                     Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was Managing
                                     Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through
                                     1994. Mr. Foye is also Deputy Chairman of the Long Island Power Authority and serves as a member of the New York State Privatization Council. He received a
                                     B.A. from Fordham College and a J.D. from Fordham Law School and was Associate
                                     Editor of the Fordham Law Review.

Lance J. Graber......................Mr. Graber was appointed Executive Vice President -- Acquisitions of AIMCO in
                                     October 1999. His principal business function is acquisitions. Prior to joining AIMCO, Mr. Graber was an Associate from 1991 through 1992 and then a
                                     Vice President from 1992 through 1994 at Credit Suisse First Boston engaged in real estate financial advisory services and principal investing. He was a
                                     Director there from 1994 to May 1999, during which time he supervised a staff of seven in the making of principal investments in hotel, multi-family and assisted living properties. Mr. Graber received a B.S. and an M.B.A. from the
                                     Wharton School of the University of Pennsylvania.

Steven D. Ira........................Mr. Ira is a Co-Founder of AIMCO and has served as Executive Vice President --
                                     Property Operations of AIMCO since July 1994. From 1987 until July 1994, he served as President of Property Asset Management ("PAM"). Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the
                                     National Apartment Manager Accreditation Board and is a former president of both the National Apartment Association and the Colorado Apartment
                                     Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment Association in its 54-year history. He holds a
                                     Certified Apartment Property Supervisor (CAPS) and a Certified Apartment
                                     Manager designation from the National Apartment Association, a Certified
                                     Property (CPM) designation from the National Institute of Real Estate
                                     Management (IREM) and he is a member of the Boards of Directors of the
                                     National Multi Housing Council, the National Apartment Association and the
                                     Apartment Association of Greater Orlando. Mr. Ira received a B.S. from
                                     Metropolitan State College in 1975.

Paul J. McAuliffe....................Mr. McAuliffe has been Executive Vice President of AIMCO since February 1999 and was appointed Chief Financial Officer in October 1999. Prior to joining
                                     AIMCO, Mr. McAuliffe was Senior Managing Director of Secured Capital Corp and
                                     prior to that time had been a Managing Director of Smith Barney, Inc. from
                                     1993 to 1996, where he was senior member of the underwriting team that lead
                                     AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing
                                     Director and head of the real estate group at CS First Boston from 1990 to
                                     1993 and he was a Principal in the real estate group at Morgan Stanley & Co.,
                                     Inc. where he worked from 1983 to 1990. Mr. McAuliffe received a B.A. from
                                     Columbia College and an M.B.A. from University of Virginia, Darden School.

James N. Bailey......................Mr. Bailey was appointed a  Director of AIMCO in 1999. In 1973, Mr. Bailey co-founded Cambridge Associates, Inc., which is an investment consulting firm for nonprofit institutions and wealthy family groups. He is also co-founder, treasurer and director of The Plymouth Rock Company, Direct Response
                                     Corporation and Homeowners's Direct Corporation, all United States personal lines insurance company. He received his MBA and JD degrees in 1973 from
                                     Harvard Business School and Harvard Law School.

Richard S. Ellwood...................Mr. Ellwood was appointed a director of AIMCO in July 1994.  Mr. Ellwood is currently Chairman of the Audit Committee and a member of the Compensation
                                     Committee. Mr. Ellwood is the founder and President of R.S. Ellwood & Co.,
                                     Incorporated, a real estate investment banking firm. Prior to forming R.S.
                                     Ellwood & Co., Incorporated in 1987, Mr. Ellwood had 31 years experience on
                                     Wall Street as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987; Managing Director at Warburg Paribas Becker from 1978 to 1984; general partner and then Senior
                                     Vice President and a director at White, Weld & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as director of Felcor Lodging Trust, Incorporated and Florida
                                     East Coast Industries, Inc.

J. Landis Martin.....................Mr. Martin was appointed a director of AIMCO in July 1994 and became Chairman of the Compensation Committee on March 19, 1998. Mr. Martin is a member of the
                                     Audit Committee. Mr. Martin has served as President and Chief Executive
                                     Officer of NL Industries, Inc., a manufacturer of titanium dioxide since 1987.
                                     Mr. Martin has served as Chairman of Tremont Corporation ("Tremont"), a holding company operating through its affiliates Titanium Metals Corporation
                                     ("TIMET") and NL Industries, Inc. ("NL"), since 1990 and as Chief Executive
                                     Officer and a director of Tremont since 1988. Mr. Martin has served as
                                     Chairman of TIMET, an integrated producer of titanium since 1987 and Chief
                                     Executive Officer since January, 1995. From 1990 until its acquisition by a predecessor of Halliburton Company ("Halliburton") in 1994, Mr. Martin served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an
                                     oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of Halliburton, which is engaged in the petroleum services, hydrocarbon and engineering industries, and Crown Castle International
                                     Corporation, a communications company.

Thomas L. Rhodes.....................Mr. Rhodes was appointed a Director of AIMCO in July 1994 and is currently a member of the Audit and Compensation Committees. Mr. Rhodes has served as the
                                     President and Director of National Review magazine since November 1992, where he has also served as a Director since 1988. From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in
                                     1986 and served as a General Partner from 1987 until November 1992. He is currently Vice Chairman of the Board of Director of American Land Lease, Inc.
                                     He also serves as a Director of Delphi Financial Group and its subsidiaries,
                                     Delphi International Ltd., Oracle Reinsurance Company and The Lynde and Harry
                                     Bradley Foundation.